UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 333-172405

Emera Incorporated

(Exact name of registrant as specified in its charter)

1223 Lower Water Street

P.O. Box 910

Halifax NS B3J 3S8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2012	EMERA INCORPORATED
	By:	/s/ Stephen D. Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Emera Incorporated Management’s Discussion and Analysis for the three month period ended March 31, 2012
99.2	Emera Incorporated unaudited interim financial statements for the three month period ended March 31, 2012
99.3	Form 52-109F2 Certification of Interim Filings by the Chief Executive Officer
99.4	Form 52-109F2 Certification of Interim Filings by the Chief Financial Officer
99.5	Emera Incorporated Earnings Coverage Ratio for the Twelve Months Ended March 31, 2012
99.6	Emera Incorporated Media Release dated May 11, 2012

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